

June 2, 2014

<u>Via E-mail</u>
Dr. George E. Anastassov
Chief Executive Officer
AXIM International, Inc.
18 East 50th Street, 5th Floor
New York, NY 10022

      Re: **AXIM International, Inc.**
              Form 8-K Item 4.01
              Filed May 20, 2014
              Form 8-K/A Item 4.01
              Filed May 29, 2014
              File No. 0-54296

Dear Dr. Anastassov:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jenn Do

                        Jenn Do
                        Staff Accountant